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                                                                     EXHIBIT G


Consolidated Natural Gas Company (70-    )
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Notice of Proposal to Adopt a Shareholder Rights Plan.


	Consolidated Natural Gas Company ("Consolidated"), CNG Tower, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3199, a registered holding company, has filed a declaration pursuant to Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rule 42 thereunder.
	The Board of Directors of Consolidated ("Board") proposes to declare a dividend distribution of one right ("Right") for each outstanding share of Common Stock to shareholders of record at the close of business on a record date ("Record Date") yet to be established. As of June 30, 1995 there were 93,270,609 shares of Common Stock outstanding. The detailed description and terms of the Rights will be set forth in a Rights Agreement ("Agreement") to be between Consolidated and Society National Bank, as Rights Agent ("Agent").
Each Right would entitle the registered holder to purchase from Consolidated one-half of one share of Common Stock at a price of $175 per share ("Purchase Price"), being $87.50 per half share, subject to adjustment.
	Until the earliest to occur of (i) ten days following the date ("Shares Acquisition Date") of the public announcement that a person or affiliated group ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 10% or more of the voting power of the outstanding shares of Voting Stock or


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(ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in such person acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 10% or more of the voting power of the outstanding shares of Voting Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. Until the Distribution Date, the Rights will be transferred only with the Common Stock, and new Common Stock certificates issued after the Record Date will contain a notation incorporating the Agreement by reference. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
	The Rights are not exercisable until the Distribution Date. As in the case with most right plans which are in place, the Rights will expire at the close of business on the tenth anniversary of the Record Date, unless earlier redeemed or exchanged by Consolidated as described further herein.
	In the event that a person becomes an Acquiring Person at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of Consolidated) having a value equal to two times the Purchase Price of the Right then in effect. However, all Rights that are, or under certain circumstances were, beneficially owned by any Acquiring Person will be null and void.



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	In the event that, at any time following the Shares Acquisition Date, (i)
Consolidated is acquired in a merger or other business combination transaction, or (ii) 50% or more of Consolidated's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right then in effect.
	The Purchase Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.
	At any time prior to 5:00 P.M. New York City time on the tenth day following the Shares Acquisition Date, Consolidated may redeem the Rights in whole, but not in part, at a price of $.01 per Right ("Redemption Price") payable in cash or stock, payable in cash or stock. Under certain circumstances set forth in the Agreement, the decision to redeem shall require the concurrence of a majority of the Independent Directors. An "Independent Director" means any member of the Board who was a member of the Board prior to the date of the Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Independent Directors, but shall not include an Acquiring Person or any representative thereof. Immediately upon the action of the Board electing to redeem the Rights, Consolidated shall make announcement thereof and the only right of the holders of Rights will be to receive the Redemption Price.
	At any time after a person becomes an Acquiring Person, the Board may exchange the Rights (other than Rights owned by an Acquiring Person, which become void), in whole or in part, at an exchange ratio of one share of Common Stock and/or other securities, cash or other assets deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.


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	Until a Right is exercised or exchanged for Common Stock, the holder thereof, as such, will have no rights as a stockholder of Consolidated. While the distribution of the Rights will not be taxable to stockholders or to Consolidated, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of Consolidated or for the stock of the Acquiring
Person.
	Any of the provisions of the Agreement may be amended by the Board without the consent of the holders of the Rights prior to the Distribution Date. Thereafter, the Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person); provided, however, that no supplement or amendment may be made on or after the Distribution Date which changes those provisions relating to the principal economic terms of the Rights. The Board may also, with the concurrence of a majority of the Independent Directors, extend the redemption period for up to an additional 20 days.

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	For the Commission, by the Division of Investment Management,

pursuant to delegated authority.

					        Jonathan G. Katz
					        Secretary